Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED MAY 28, 2025

TO THE PROSPECTUS DATED APRIL 11, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the launch of our DST Program and update the Prospectus in connection therewith;

•	to disclose an amendment to the Operating Partnership’s partnership agreement;

•	to disclose an amendment to the Advisory Agreement;

•	to disclose an amendment to the Dealer Manager Agreement; and

•	to make certain other updates to the Prospectus.

DST Program

We, through our Operating Partnership, are initiating a program to issue and sell up to a maximum aggregate offering amount of $3.0 billion of beneficial interests to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act, in specific Delaware statutory trusts holding one or more real properties (the “DST Program”). In connection with the launch of the DST Program, the Prospectus is updated as follows:

The following disclosure is added to the section of the Prospectus titled “Prospectus Summary”:

Q: Why do you have a DST Program?

A: In May 2025, we, through the Operating Partnership, commenced a program (the “DST Program”) to issue and sell up to a maximum aggregate offering amount of $3.0 billion of beneficial interests (the “DST Interests”) in specific Delaware statutory trusts (the “DSTs”) holding one or more real properties (each, a “DST Property” and, collectively, the “DST Properties”). These DST Interests will be issued and sold to “accredited investors,” as that term in defined under Regulation D promulgated by the SEC under the Securities Act in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the “DST Offerings”).

The DST Program gives us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. Affiliates of the Advisor will receive fees in connection with the sale of DST Interests. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, repay indebtedness, fund the repurchase of shares under our share repurchase plan and for other corporate purposes. We have not allocated specific amounts of the net proceeds from the DST Program for any specific purpose. For additional details on our DST Program, see “Investment Objectives and Strategies—DST Program,” “Compensation,” and “Summary of the Operating Partnership Agreement.”

Q: What is a DST Program?

A: Under the DST Program, each DST Property may be sourced from our real properties or from third parties and will be leased back by a wholly owned subsidiary of the Operating Partnership in accordance with a master lease agreement. To the extent that we choose to source a DST Property from one of our real properties, the value

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of such DST Property will continue to be included in the calculation of our NAV at its fair market value as described in “Net Asset Value Calculation and Valuation Guidelines,” and the compensation payable to the Advisor with respect to such DST Property will be the same as it would be had such contribution not occurred. The Advisor will also earn advisory fees on the total consideration received from the sale of DST Interests. For each DST Offering, including those related to DST Properties purchased from third parties, the offering price of the DST Interests will be based on a recent appraisal of the applicable DST Property or DST Properties by an independent third-party valuation advisor. If we determine to source DST Properties from an affiliate of our Advisor, the purchase will only be completed following an independent third-party valuation of such property and approval by our board of directors that the purchase is in the best interests of our stockholders and is on terms no less favorable than would be available from a third party. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a fair market value purchase option (the “FMV Option”) giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST or specific DST Properties held by the applicable DST from the investors in exchange for units of the Operating Partnership (“OP Units”) or cash at the Operating Partnership’s sole discretion. After a one-year holding period, investors who acquire OP Units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion as the general partner of the Operating Partnership, shares of our common stock, cash, or a combination thereof.

In connection with the DST Program, Nuveen Real Estate Exchange LLC (the “DST Sponsor”), an indirect wholly owned subsidiary of the Operating Partnership, has entered into a dealer manager agreement with our Dealer Manager. Pursuant to the DST dealer manager agreement, the Dealer Manager agreed to act as dealer manager with respect to private placements of DST Interests.

All material management authority with respect to each DST will be exercised by NREX DST Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Advisor. The DST Manager has the power and authority to manage substantially all of the affairs and limited investment activities of the DSTs, the primary responsibility for performing administrative actions in connection with the DSTs, and the sole power to determine when it is appropriate to sell the DST Properties. All such power and authority of the DST Manager is limited to the extent it is materially consistent with the power and authority conferred upon the trustee in Revenue Ruling 2004-86. The DST Manager will be managed by personnel associated with the Advisor.

The following disclosure is added to the section of the Prospectus titled “Investment Objectives and Strategies”:

DST Program

We, through the Operating Partnership, are initiating the DST Program to issue and sell up to a maximum aggregate offering amount of $3.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in one or more DST Offerings. Under the DST Program, each DST Property will be sourced from our real properties or third parties, which will be held in a DST and subsequently leased by our wholly owned subsidiary in accordance with a certain master lease agreement. Each master lease agreement will be guaranteed by the Operating Partnership, which will hold a FMV Option, giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST or specific DST Properties held by the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s sole discretion. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a wholly owned or successor entity to the Operating Partnership. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to request that the Operating Partnership redeem all or a portion of their Operating Partnership units for, at the sole discretion of the Operating Partnership, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code.

Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes. We have not allocated specific amounts of the net proceeds from the DST Program for any specific purpose.

Dealer Manager for the DST Program

In connection with the launch of the DST Program, we, solely with respect to our obligations with respect to the stockholder servicing fee paid on shares of our common stock exchanged for Class S-1 units or Class D-1 units, the DST Sponsor, the Dealer Manager and the Operating Partnership, solely with respect to its obligations with respect to the investor servicing fee, entered into the DST Dealer Manager Agreement, pursuant to which the Dealer Manager serves as the dealer manager for the DST Offerings on a “best efforts” basis. Under the DST Dealer Manager Agreement, each DST will pay the Dealer Manager upfront selling commissions of up to 6.0% of the total cash purchase price paid per DST Interest sold. Additionally, each DST will pay to the Dealer Manager an ongoing investor servicing fee of up to 0.85% per annum of the net proceeds received in connection with DST Interests sold in the applicable DST Offering, with such net proceeds excluding any upfront selling commissions and non-accountable expense reimbursements.

The Operating Partnership will pay the Dealer Manager, solely with respect to Operating Partnership units issued in connection with the FMV Option in exchange for DST Interests or specific DST Properties and only until the fee limit (if any) set forth in the applicable agreement between the Dealer Manager and the participating intermediary that sold such DST Interests in a DST Offering has been reached, an investor servicing fee equal to 0.85% per annum of the aggregate NAV for the applicable Class S-1 units and an investor servicing fee equal to 0.25% per annum of the aggregate NAV for the applicable Class D-1 units. All or a portion of the upfront sales commissions and ongoing distribution fees may be reallowed to participating intermediaries, as set forth in the applicable agreement between the Dealer Manager and such participating intermediary.

We will pay to the Dealer Manager, solely with respect to Class S shares and Class D shares issued in exchange for Class S-1 units or Class D-1 units, as applicable, a stockholder servicing fee comprised of (a) for applicable Class S shares, a stockholder servicing fee equal to 0.85% per annum of the NAV for such Class S shares and (b) for applicable Class D shares, a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for such Class D shares.

DST Manager

NREX DST Manager LLC, an affiliate of the Advisor, will serve as the manager of each DST (the “DST Manager”). The DST Manager has the power and authority (i) to manage the limited investment activities and affairs of the DSTs, (ii) to perform administrative actions in connection with the DSTs, (iii) to act as signatory trustee of the applicable DSTs, and (iv) to determine when it is appropriate to sell, transfer or dispose of the DST Properties. All such power and authority of the DST Manager is limited to the extent it is materially consistent with the power and authority conferred upon the trustee in Revenue Ruling 2004-86. The DST Manager may receive reimbursements of certain expenses associated with the establishment, maintenance and operation of the DST, the management of the DST Properties and the sale of any DST Property to a third party. In addition, in the event the FMV Option is not exercised and there is a disposition of a DST Property to a third party, the DST Manager will receive a disposition fee equal to 1.0% of the gross sales price for assisting with the disposal of DST Properties.

DST Program Expense Reimbursements

In connection with the DST Program, each DST will pay the DST Sponsor or its assignee, directly or indirectly, out of proceeds received from the sale of DST Interests in the applicable DST Offering, certain non-accountable expense reimbursements related to organizational and offering costs, closing costs, fees and expenses associated with any third party financing (if applicable), and other related expenses.

Partnership Agreement

In connection with the launch of the DST Program, on May 28, 2025, we, as the general partner, and the other limited partners party thereto entered into that certain Amended and Restated Limited Partnership Agreement of Nuveen Global Cities REIT OP, LP (the “Partnership Agreement”). The Partnership Agreement amends the prior limited partnership agreement of the Operating Partnership to, among other things, facilitate the issuance of Operating Partnership units in exchange for DST Interests or specific DST Properties in the event the Operating Partnership elects to exercise its FMV Option.

The following disclosure is added to the description of the Operating Partnership’s partnership agreement following the subheading “Summary of the Operating Partnership Agreement—Capital Contributions” and all related disclosure in the Prospectus:

Limited Partnership Units Generally

Limited Partnership units represent an interest as a limited partner in the Operating Partnership. The Operating Partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

Limited partners of any class do not have the right to participate in the management of the Operating Partnership. Limited partners of any class who do not participate in the management of the Operating Partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the Operating Partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the Operating Partnership agreement.

Classes of Units

The Partnership Agreement authorizes the Operating Partnership to issue Operating Partnership units in the form of Class T units, Class S units, Class S-1 units, Class D units, Class D-1 units, Class I units and Class N units. In general, the Class T units, Class S units, Class S-1 units, Class D units, Class D-1 units, Class I units and Class N units are intended to correspond on a one-for-one basis with our Class T shares, Class S shares, Class D shares, Class I shares and Class N shares (with Class D-1 units corresponding on a one-for-one basis with our Class D shares and Class S-1 units corresponding on a one-for-one basis with our Class S shares). When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.

In general, each Operating Partnership unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision is made in our sole discretion. Upon the Operating Partnership’s liquidation, Class T units, Class S units, Class S-1 units, Class D units, Class D-1 units and Class N units will automatically convert to Class I units, in each case in proportion to the NAV per unit of each class, and the resulting Class I units will share on a unit-by-unit basis in the assets of the Operating Partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes is allocated to each limited partnership unit, regardless of whether any distributions are made by the Operating Partnership.

The Partnership Agreement further provides that Class S-1 units, Class D-1 units and Class I units may be received in exchange for DST Interests or specific DST Properties in connection with the exercise of the FMV Option, with the class of Operating Partnership units to be received by an investor to be set forth in the applicable agreement between the Dealer Manager and the participating intermediary that sold such DST Interests in a DST Offering. The Partnership Agreement further provides that any such Class S-1 units and Class D-1 units received in exchange for DST Interests or specific DST Properties in connection with the exercise of the FMV Option will automatically convert to Class I units in the event the aggregate upfront sales commissions and ongoing distribution fees paid with respect to such Class S-1 units or Class D-1 units and the DST Interests or specific DST Properties for which such Operating Partnership units were exchanged, reach a fee limit (if any) set forth in the applicable agreement between the Dealer Manager and the participating intermediary that sold such DST Interests in a DST Offering.

Pursuant to the Partnership Agreement, the investor servicing fee payable with respect to a particular class of Operating Partnership units will be specially allocated to that class of Operating Partnership units. Unless otherwise provided in the applicable agreement between the Dealer Manager and the applicable participating intermediary, the amount of the ongoing investor servicing fee for a Class S-1 unit shall equal 0.85% per annum of the NAV of such outstanding Class S-1 unit and the amount of the ongoing investor servicing fee for a Class D-1 unit shall equal 0.25% per annum of the NAV of such outstanding Class D-1 unit.

Pursuant to the Partnership Agreement, limited partners who hold Operating Partnership units may, after a one-year holding period, request that the Operating Partnership redeem all or a portion of their Operating Partnership units for, at the Operating Partnership’s sole discretion, shares of our common stock, cash, or a combination of both.

Advisory Agreement

The following disclosure modifies the description of the Advisory Agreement and the management fee payable to the Advisor in the section of the Prospectus titled “Management—The Advisory Agreement—Advisory Fee and Expense Reimbursements” and all related disclosure in the Prospectus:

In connection with the launch of the DST Program, we, the Operating Partnership and the Advisor entered into that certain Second Amended and Restated Advisory Agreement (the “Advisory Agreement”). The Advisory Agreement amends and restates the prior version of the agreement to, among other things, facilitate the initiation and management of the DST Program and amend the calculation of the advisory fee in connection with the DST Program.

As amended, we pay the Advisor a management fee equal to 1.25% of the NAV of our Class D shares, Class I shares, Class S shares and Class T shares, and 0.65% of our NAV for our Class N shares, per annum payable monthly. The Operating Partnership will pay the Advisor a management fee equal to 1.25% of Operating Partnership’s NAV of its Class D units, Class D-1 units, Class I units, Class S units, Class S-1 units and Class T units, and 0.65% of the Operating Partnership’s NAV of its Class N units, in each case with respect to only those units held by unitholders other than us, per annum payable monthly. In calculating the advisory fee, we and the Operating Partnership use our NAV the NAV of the Operating Partnership before giving effect to any accruals for the advisory fee, the stockholder servicing fee, the investor servicing fee or distributions payable on our shares or the Operating Partnership’s units. In addition, we and the Operating Partnership will pay the Advisor an advisory fee equal to 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the FMV Option held by the Operating Partnership, per annum payable monthly. For avoidance of doubt, the Advisor does not receive a duplicative advisory fee with respect to any DST Property.

Dealer Manager Agreement

In connection with the launch of the DST Program, on May 28, 2025, we entered into the Fourth Amended and Restated Dealer Manager Agreement with the Dealer Manager to clarify that the stockholder servicing fees paid pursuant therewith shall only be paid on common stock sold in our public offerings.

Prospectus Updates

Valuation Guidelines

The following disclosure supersedes and replaces the fifth paragraph under the subheading “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation”:

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to the NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees and advisory fees. For each applicable class of shares, each of the stockholder servicing fee and the advisory fee is calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions reduces the NAV for each class of common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. Because class-specific fees are allocable to a specific class of shares and will only be included in the NAV calculation for such class, the NAV per share for our share classes may differ. Operating Partnership units will be valued in the same fashion. Each class of Operating Partnership units is economically equivalent to our corresponding class of shares. Accordingly, on the last day of each month, the NAV per class of Operating Partnership units equals the NAV per share of the corresponding class of common stock. The NAV of the Operating Partnership on the last day of each calendar month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

The following disclosure is added to the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines”:

Valuation of Assets and Liabilities Associated with the DST Program

We have commenced a DST Program to raise capital in private placements through the sale of beneficial interests in DSTs that own specific DST Properties in which we, through a subsidiary of the Operating Partnership, will hold a long-term leasehold interest in each DST Property pursuant to a master lease that will be guaranteed by the Operating Partnership. In accordance with the master lease, the Operating Partnership will make rental payments to the DST that owns the DST Property and the Operating Partnership will be responsible for subleasing the DST Property to various tenants. This master lease arrangement means that we will bear the risk that the underlying cash flow received from the DST Property may be less than the master lease payments. Additionally, the Operating Partnership will retain the FMV Option giving it the right, but not the obligation, to acquire the DST Interests or specific DST Properties from the investors at a later date in exchange for cash or units in the Operating Partnership.

Due to our continuing involvement with each DST Property through the master lease arrangement and the FMV Option, we will include each DST Property in the calculation of NAV at its fair market value (without taking into account the master lease obligations) in the same manner as described under “Valuation of Properties—Wholly Owned Properties” and will not include its interest (if any) in the DST that owns such DST Property. The cash received by us in exchange for the indirect sale of interests in each DST Property will be valued as an asset with a corresponding liability representing the non-controlling interests in the DST that owns the DST Property, initially equal to the cash received. Accordingly, the indirect sale of interests in each DST Property will have no initial net effect on the NAV calculation.

No later than three full calendar months from the close of the offering of each DST Property, SitusAMC will determine the value of the DST Property (taking into account the master lease obligations) no less frequently than quarterly, and that value, after adjusting to account for other assets and liabilities of the DST (as applicable), will be multiplied by the third-party investors’ percentage interest in the DST to determine the fair value of the corresponding liability representing the non-controlling interests in the DST that owns the DST Property on an ongoing basis.

In the event the FMV Option expires or is terminated without being exercised by the Operating Partnership, the DST Property value will be reduced by the pro rata portion owned by third-party investors with an offsetting reduction in the corresponding liability.

Investment Guidelines

The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus titled “Investment Objectives and Strategies—Borrowing Policies” and all related disclosure in the Prospectus:

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitations on indebtedness for money borrowed in our charter described below, our target leverage ratio is 30% to 50% of our gross real estate assets (measured using the fair market value of gross real estate assets, including equity in our securities portfolio), inclusive of property-level and entity-level debt, but excluding debt on our securities portfolio. For purposes of determining the fair market value of our gross real estate assets, we include the fair value of the properties that are part of the DST Program due to the master lease structure and our FMV Option. Our leverage ratio calculation also factors in the leverage ratios of other funds in which we may invest, including the International Affiliated Funds, and other properties we acquire directly. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, is not included as part of the calculation above. Furthermore, the refinancing of any amount of existing indebtedness is not deemed to constitute incurrence of new indebtedness so long as no additional amount of net indebtedness is incurred in connection therewith (excluding the amount of transaction expenses associated with such refinancing). See “Selected Information Regarding Our Operations—Information Regarding Our Indebtedness” for information about our recent indebtedness.

Share Repurchases

The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus titled “Share Repurchases—Early Repurchase Deduction” and all related disclosure in the Prospectus:

There is no minimum holding period for shares of our common stock and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year are repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. This Early Repurchase Deduction also generally applies to minimum account repurchases. The Early Repurchase Deduction does not apply to shares acquired through our distribution reinvestment plan. To the extent a stockholder receives shares in exchange for Operating Partnership units and such units were held by the stockholder for at least one year, the Early Repurchase Deduction shall not apply with respect to such shares.

Distribution Reinvestment Plan

The Distribution Reinvestment Plan included as Appendix A to the Prospectus is replaced with the amended Distribution Reinvestment Plan attached as Appendix A to this Supplement.

Risk Factors

The following disclosure is added to the section of the Prospectus titled “Risk Factors—Risks Related to This Offering and Our Organizational Structure”:

The DST Program could subject us to liabilities from litigation or otherwise.

In connection with the launch of the DST Program, we, through the Operating Partnership, expect to raise capital in private placements exempt from registration under the Securities Act through the sale of DST Interests to “accredited investors” in specific DSTs holding one or more DST Properties. We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. However, there is no guarantee that the DST Program will provide the tax benefits expected by investors. Investors who acquire DST Interests through such private placements may be seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of the DST Program, including in the event an investor fails to qualify for any desired tax benefits.

The DST Program will not shield us from risks related to the performance of the DST Properties held through such structures.

Under the DST Program, certain of our existing real properties and real properties acquired from third parties may be placed into Delaware statutory trusts, the beneficial interests of which will be sold to investors. We will hold long-term leasehold interests in each DST Property under a master lease, which will be fully guaranteed by the Operating Partnership. Under each master lease we will be responsible for subleasing the DST Property to occupying tenants until the earlier of the expiration of the master lease or the Operating Partnership’s exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from a DST Property may be less than the master lease payments. Therefore, even though we will no longer own the DST Property, because of the fixed terms of the master lease guaranteed by our Operating Partnership, negative performance by the DST Property could affect cash available for distributions to our stockholders and would likely have an adverse effect on our results of operations. In addition, although the Operating Partnership will hold a FMV Option to reacquire each DST Property, the purchase price will be based on the then current fair market value of the DST Property subject to the master lease. Therefore, we may pay more for the DST Property upon the FMV Option exercise if it appreciates while held by the Delaware statutory trust than if we had not placed such property in the DST Program.

We may own DST Interests in DSTs owning DST Properties that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with the launch of the DST Program, we may own DST Interests in DSTs owning one or more DST Properties that are subject to the terms of the agreements governing our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our DST Interests. Such agreements could affect our ability to turn our DST Interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements, and in some cases the financing documents used in connection with the DST Program, could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

DST Properties acquired through the exercise of FMV Options may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such DST Properties for other purposes such as paying down debt, distributions or additional investments.

DST Properties may later be reacquired by the Operating Partnership through the exercise of the FMV Option. In such cases, the investors who become limited partners in the Operating Partnership will generally still be tied to the applicable DST Property in terms of basis and built-in-gain. As a result, if a DST Property is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code, then tax will be triggered on the investors’ built-in-gain. Although we are not contractually obligated to do so, we intend to execute 1031 exchanges in such situations rather than trigger gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to such investors with similar considerations if such replacement property ever is sold. As a result of these factors, placing real properties into the DST Program may limit our ability to access liquidity from such real properties or replacement properties through sale without triggering taxes due to the built-in-gain tied to investors in the DST Program. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding repurchases or making additional investments.

Conflicts of Interest

The following disclosure is added to the section of the Prospectus titled “Conflicts of Interest”:

DST Program

The Advisor is affiliated with the Dealer Manager, which serves as the dealer manager for the DST Program, and the DST Manager. These relationships may create conflicts of interest with respect to decisions regarding whether to place properties into the DST Program. The Advisor, the Dealer Manager and the DST Manager will receive fees and expense reimbursements in connection with their roles in the DST Program (certain of which costs are expected to be substantially paid by the investors in the DST Program).

Description of Capital Stock

The following disclosure supersedes and replaces the fourth paragraph in the section of the Prospectus titled “Description of Capital Stock—Common Stock—Class S Shares”:

We will cease paying the stockholder servicing fee with respect to any Class S share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees, including stockholder servicing fees paid in connection with privately placed Class S shares, paid with respect to the Class T, Class S and Class D shares held within such account would exceed, in the aggregate, 8.75% of the sum of the gross proceeds from the sale of such shares and the aggregate gross proceeds of any shares issued under the distribution reinvestment plan with respect thereto. At the end of such month, each Class S share held in a stockholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class S share (in the case of a limit of 8.75% of gross proceeds) over approximately 6.5 years from the date of purchase, assuming payment of the full upfront selling commissions, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this stockholder servicing fee with respect to a Class S share would total approximately $0.55.

The following disclosure supersedes and replaces the fourth paragraph in the section of the Prospectus titled “Description of Capital Stock—Common Stock—Class D Shares”:

We will cease paying the stockholder servicing fee with respect to any Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees, including stockholder servicing fees paid in connection with privately placed Class D shares, paid with respect to the Class T, Class S and Class D shares held within such account would exceed, in the aggregate, 8.75% of the sum of the gross proceeds from the sale of such shares and the aggregate gross proceeds of any shares issued under the distribution reinvestment plan with respect thereto. At the end of such month, each Class D share held in a stockholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class D share (in the case of a limit of 8.75% of gross proceeds) over approximately 29.5 years from the date of purchase, assuming payment of full upfront selling commissions, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this stockholder servicing fee with respect to a Class D share would total approximately $0.74.

Appendix A

SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This Second Amended and Restated Distribution Reinvestment Plan (the “Plan”) is adopted by Nuveen Global Cities REIT, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Common Shares (collectively, the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), (ii) purchase Shares pursuant to any future public offering of the Company (a “Future Public Offering”), or (iii) purchase Shares pursuant to any future private offering of the Company (a “Private Offering”), and who do not opt out of participating in the Plan (or who affirmatively elect to participate in the Plan, as applicable, as set forth in Section 3 below) (the “Common Stock Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Common Stock Participant and attributable to the class of Shares purchased by such Common Stock Participant (the “Common Stock Distributions”), including Common Stock Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Common Stock Participant.

Additionally, as agent for the holders (the “Unitholders”) of partnership units (the “OP Units”) of Nuveen Global Cities REIT OP, LP (the “Operating Partnership”) who participate in the Plan in accordance with the Operating Partnership’s limited partnership agreement (the “OP Unit Participants” and, together with the Common Stock Participants, the “Participants”), the Operating Partnership will apply all dividends and other distributions declared and paid in respect of the OP Units held by each OP Unit Participant and attributable to the class of OP Units held by such OP Unit Participant (the “OP Unit Distributions” and, together with the Common Stock Distributions, the “Distributions”) to the purchase of Shares having the same class designation as the applicable class of OP Units for such OP Unit Participant to which such OP Unit Distributions are attributable, provided that OP Unit Distributions attributable to Class S-1 OP Units shall be applied to the purchase of Class S Shares and OP Unit Distributions attributable to Class D-1 OP Units shall be applied to the purchase of Class D Shares.

2. Effective Date. The initial effective date of this Plan was May 8, 2023 and the effective date of this amended and restated plan shall be June 9, 2025.

3. Procedure for Participation.

A. Any Stockholder who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”) with respect to the Offering or any Future Public Offering, as applicable, will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement; provided, however that any Stockholder who (i) resides in a state or jurisdiction that requires affirmative enrollment in the Plan or (ii) is a client of a participating broker-dealer that requires affirmative enrollment in the Plan will only become a Participant if they elect to become a Participant by noting such election on their subscription agreement.

B. Any Stockholder who has received a copy of the private placement memorandum with respect to any Private Offering will become a Participant by completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the applicable Private Offering or any soliciting dealer or registered investment advisor participating in the distribution of Shares for such Private Offering.

C. Except as set forth in the Operating Partnership’s limited partnership agreement, any Unitholder who acquires OP Units after May 28, 2025 will become a Participant pursuant to the terms of the Operating Partnership’s limited partnership agreement.

D. Any Stockholder or Unitholder who is not a Participant may later elect to become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Operating Partnership, the Company’s transfer agent, the dealer manager for the applicable offering or any soliciting dealer participating or registered investment advisor in the distribution of Shares or OP Units for the applicable offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company or the Operating Partnership, as applicable. The Company may elect to deny participation in the Plan with respect to a Stockholder or Unitholder that resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes participation impracticable or inadvisable.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence, status as an “accredited investor” as defined by Regulation D of the Securities Act of 1933 (the “Securities Act”) or other investment suitability standards imposed by the Company or the Operating Partnership, as applicable, and set forth in the Company’s most recent prospectus, the Operating Partnership’s limited partnership agreement, a private placement memorandum, the subscription enrollment form or other authorization form, as applicable. For the avoidance of doubt, this request in no way shifts to the Common Stock Participant the responsibility of the Company’s sponsor, the participating broker-dealer or any other person selling Shares on behalf of the Company in the Offering or any Future Public Offering to the Common Stock Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Common Stock Participant.

5. Purchase of Shares.

A. Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant on the date that the Distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan, but such Shares will be subject to applicable ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B. Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) Shares that will be issued by the Company in a private placement pursuant to an applicable exemption from registration under the Securities Act in connection with a Private Offering or under the Operating Partnership’s limited partnership agreement, (ii) Shares that will be registered with the SEC in connection with the Offering or (iii) Shares to be registered with the SEC in connection with a Future Public Offering.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

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7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable Participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering at least 10 business days’ prior written notice to the Company. This notice must be received by the Company at least 10 business days prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares or OP Units, as applicable, by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares or OP Units. If a Participant requests that the Company or the Operating Partnership repurchase all or any portion of the Participant’s Shares or OP Units, the Participant’s participation in the Plan with respect to the Participant’s Shares or OP Units for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder or Unitholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 days’ written notice to the Participants. The Company may provide notice under this Section 10 by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate mailing to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

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